ALLIED GOLD LIMITED

# RECOMMENDED TAKEOVER OFFER FOR AUSTRALIAN SOLOMONS GOLD LIMITED (*ASG*)



# CAUTIONARY STATEMENT

*Forward-Looking Statements*

- *This presentation contains forward-looking statements concerning the projects owned by Allied Gold Limited (**Allied Gold**).*
- *Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.*
- *Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied Gold has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*
- *Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

*Not an offer or solicitation for securities*

- *This presentation has been prepared for information purposes only to provide information about the intended takeover offer announced by Allied Gold to acquire all of the shares of Australian Solomons Gold Limited (**ASG**) (the **Offer**), and about the business and assets of Allied Gold and ASG. This presentation does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of ASG or Allied Gold, respectively.*
- *The Offer has not commenced yet. The Offer can and will only be made by Allied Gold pursuant to the bidder's statement and take-over bid offer and circular and related documents (collectively, the **Circular**) to be delivered by Allied Gold to the shareholders of ASG and filed with the Australian Securities and Investments Commission and applicable securities regulatory authorities in Canada.*
- *Investors and security holders are strongly advised to read the Circular, as well as any amendments or supplements thereto, if and when such document is filed and becomes available, because it will contain important information. You should read these materials carefully and in their entirety before making any decision concerning the Offer. The information in this presentation will be superseded and qualified in its entirety by the contents of the Circular.*

# COMPETENT PERSON'S STATEMENT

*The information in this presentation that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations with respect to Allied Gold, has been approved for release by Mr. C.R. Hastings, MSc, BSc, who is Member of the Australian Institute of Mining and Metallurgy, and a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This presentation report is a summary and based on Code-compliant Public reports to the ASX, including Company Announcements and Quarterly reports, and Company Annual reports. Mr Hastings consents to the release of the information in this presentation in the form and context in which it appears.*

*The information in this presentation that relates to Ore Reserves for the Simberi Gold Project has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this presentation in the form and context in which it appears.*

*The information in this presentation that relates to Mineral Resource Estimates for Sorowar, Pigiput, Bekou and Pigibo has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this presentation in the form and context in which it appears.*

*Messrs. Hastings, Battista and Godfrey are also "qualified persons" as defined in National Instrument 43-101 of the Canadian Securities Administrators. Messrs. Battista and Godfrey, together with Mr. Phil Hearse, BAppSc, MBS, FAusIMM, of Battery Limits Pty Ltd., will be the authors of a NI 43-101 technical report being prepared for Allied Gold in connection with the Offer and which will be filed with applicable securities regulatory authorities in Canada with the Circular.*

# INTRODUCTION

- Allied Gold Limited (***Allied Gold***) intends to make a takeover offer for all of the outstanding shares in Australian Solomons Gold Limited (***ASG***) (the ***Offer***)
- The Offer comprises 0.85 Allied Gold shares for every ASG share and values ASG at A$56.3m or C$52.3m[1]
- The Offer is unanimously recommended by the independent directors of ASG, in the absence of a superior proposal
- Allied Gold has entered into a Pre-bid Agreement with RCF which owns over 49% of ASG shares
- ASG shareholders will own ~19% of the combined company
- Allied Gold intends to seek a listing on the TSX

**Contents**

[1] *Based on Allied Gold's closing share price of A$0.51 on 16 September 2009 and A$1:C$0.93*

# 1. BACKGROUND ON ALLIED GOLD

# OVERVIEW OF ALLIED GOLD

| Focus | Key attributes |
|---|---|
| GOLD PRODUCTION | • Simberi Oxides production of ~80,000 ounces per annum<br>• Current oxide mine life of 10 years +<br>• Target cash costs of < US$375 per ounce (short term < US$450 per ounce) |
| DEVELOPMENT PORTFOLIO | • Simberi oxide expansion from 2.0mtpa plant to 3.0mtpa. Study complete in September 2009. Production to increase to around 100,000 ounces per annum post expansion<br>• Simberi Sulphide PFS progressing. 70,000 - 100,000 ounces of production per annum expected from Sulphide deposits |
| EXPLORATION PORTFOLIO | • Simberi oxide and sulphide mineralisation not yet fully defined<br>• Tatau and Big Tabar island offer significant exploration potential<br>• Barrick JV on Tatau and Big Tabar Island<br>• Total of approximately 275 $km^2$ of tenure |
| INDUSTRY CONSOLIDATION | • Assessing opportunities to acquire projects with embedded long term value<br>• Well placed to participate in global industry consolidation |
| TARGETED PRODUCTION | • Target production of over 300,000 ounces per annum by FY13 through organic and acquisition growth |

# BOARD & MANAGEMENT

**Directors:**

Mark Caruso – Executive Chairman
Monty House – Non Executive Director
Tony Lowrie – Non Executive Director
Greg Steemson – Non Executive Director
Frank Terranova – Executive Director

**Key Management:**

Peter Torre – Company Secretary
Ross Hastings – GM Resource Development
Peter Du Plessis – GM Simberi Gold Project
Phil Davies – Chief Geologist

# SHAREHOLDERS

| | |
|---|---|
| Ordinary shares on issue: | 472,643,276 |
| Options (unlisted) on issue: | 46,604,427 |
| Market capitalisation: | A$241,048,071 |
| Top 20 Shareholders (beneficial): | 65.5% |

| Shareholder | % Holding |
|---|---|
| M&G Investment Management | 19.85% |
| Baker Steel Capital Managers | 8.32% |
| Capital Research Global Investors | 5.51% |
| Fidelity | 4.40% |
| Other global institutional investors (<10) | 15.50% |
| Barrick Gold Corporation | 4.07% |
| Mineral Commodities Limited | 2.45% |
| Mark Victor Caruso and associated | 1.73% |

*Note: Market capitalisation based on closing share price of A$0.51 as at 16 Sep 09; shareholder percentages as at 31 Jul 09*

# SHARE PRICE PERFORMANCE (1 year)



Allied Gold (1-yr return) = +96.2%
All Ords Gold Index (1-yr return) = +51.6%
S&P/TSX Gold Index (1-yr return) = +19.9%
Spot gold (1-yr return) = +17.7%
Rebased share price (A$)
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09
Allied Gold share price
All Ordinaries Gold Index (rebased)
S&P/TSX Gold Index
Spot gold price (US$/oz)

*Note: Chart represents the 12 month period to 16 September 2009*

# FINANCIALS

| (30 June y/e) | FY09 | FY08* | % Δ |
|---|---|---|---|
| Gold produced (oz) | 72,609 | 33,068 | +120% |
| Sales revenue (A$m) | 77.5 | 23.4 | +231% |
| Gold price realised (A$/oz) | 1,086 | 815 | +33% |
| Operating cash costs (A$/oz) | 651 | 482 | +35% |
| Net profit after tax (A$m) | (8.2) | (9.5) | +14% |
| Operating cash flow (A$m) | 21.6 | (0.3) | n/a |
| Net cash (debt) (A$m) | 14.6 | (11.1) | n/a |

** Note: FY08 includes only 5 months of production at Simberi Island*

- Allied Gold is in a strong financial position, with cash on hand of A$20.5m
  - Importantly, the company repaid all outstanding secured bank loans during FY09
- The mark to market of the company's hedge book is currently ~(US$10m)
  - Less than 50,000 oz gold remains hedged

# ALLIED GOLD'S ASSETS

- The Pacific Rim region is recognised globally for its high levels of gold mineralisation
- Allied Gold's mining interests are located in close proximity to a number of large, producing deposits in the region, including the Lihir Gold Mine – which hosts a 40 Moz gold resource
- Allied Gold's operating Simberi Oxide Gold Project is located on the northern most island of the Tabar Islands in PNG
  - 2.0 mtpa plant currently in production
- The company's PNG exploration interests are located on the nearby Tatau and Big Tabar islands
  - Total of ~275 km$^2$ of tenure



150°00'E
153°00'E
LIHIR GOLD MINE
Production 600,000oz pa
Resources 45Moz
2°00'S
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
6°00'S
Solomon Sea
0
100km

# SIMBERI RESERVES

In June 2009, Allied Gold increased its ore reserves by 437,000 contained ounces of gold which were contributed by the Sorowar and Pigiput deposits

This extended the total mine life at Simberi by ~2 years, resulting in a total remaining mine life of 10 years

**Simberi Ore Reserves (May 2009)**

| Deposit | Proved | | | Probable | | | Total Ore Reserves | | |
|---|---|---|---|---|---|---|---|---|---|
| | kt | g/t | Koz | kt | g/t | Koz | kt | g/t | Koz |
| Sorowar | 9,110 | 1.22 | 356 | 7,140 | 1.21 | 278 | 16,250 | 1.21 | 634 |
| Pigiput | 2,733 | 1.05 | 92 | 4,818 | 1.88 | 291 | 7,551 | 1.58 | 383 |
| Samat South | 161 | 4.23 | 22 | 64 | 4.42 | 9 | 225 | 4.28 | 31 |
| Samat North | 211 | 2.65 | 18 | 28 | 2.50 | 2 | 239 | 2.63 | 20 |
| Samat East | | | | 307 | 1.43 | 14 | 307 | 1.43 | 14 |
| Botlu South | 749 | 1.34 | 32 | 150 | 1.73 | 8 | 899 | 1.40 | 41 |
| **Total all deposits** | **12,964** | **1.25** | **520** | **12,507** | **1.50** | **603** | **25,471** | **1.37** | **1,123** |

<u>*Notes:*</u>

*i. Ore reserves based on pre-mined surfaces other than Sorowar that used surface as at 31 August 2008. An estimated 102,070t at 0.99g/t was mined between 1 April 2008 and 31 August 2008 .*

*ii. Probable Ore at Pigiput contains 1,854kt of sulphide material at an average grade of 3.33g/t Au for 199koz of contained gold .*

*iii. Sorowar reserves includes minor transitional and sulphide ore types.*

# SIMBERI RESOURCES

Measured, Indicated and Inferred resources for all material types totals 4.7 Moz gold and 10.1 Moz silver

| Category | Measured | | | Indicated | | | Inferred | | | All Categories | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Unit | Mt | g/t | Koz | Mt | g/t | Koz | Mt | g/t | Koz | Mt | g/t | Koz |
| **Gold** | | | | | | | | | | | | |
| Oxide | 13.8 | 1.24 | 553 | 13.6 | 1.06 | 465 | 7.6 | 1.07 | 262 | 35.07 | 1.14 | 1,280 |
| Transitional | 0.6 | 1.18 | 23 | 1.7 | 1.15 | 63 | 2.1 | 0.89 | 59 | 4.36 | 1.03 | 145 |
| Sulphide | 1.3 | 0.93 | 39 | 16.9 | 1.36 | 742 | 69.5 | 1.12 | 2,504 | 87.76 | 1.16 | 3,285 |
| **Total** | **15.7** | **1.22** | **615** | **32.3** | **1.22** | **1,270** | **79.2** | **1.11** | **2,825** | **127.19** | **1.15** | **4,710** |
| | | | | | | | | | | | | |
| **Silver** | | | | | | | | | | | | |
| Oxide | 8.0 | 0.85 | 219 | 9.1 | 2.28 | 667 | 11.9 | 0.70 | 268 | 29.0 | 1.24 | 1,154 |
| Transitional | 0.6 | 1.20 | 23 | 1.4 | 2.59 | 116 | 2.2 | 1.01 | 72 | 4.2 | 1.56 | 211 |
| Sulphide | 1.3 | 1.75 | 73 | 6.9 | 3.02 | 670 | 72.1 | 3.46 | 8,024 | 80.3 | 3.40 | 8,767 |
| **Total** | **9.9** | **0.99** | **315** | **17.4** | **2.6** | **1,453** | **86.2** | **3.02** | **8,364** | **113.5** | **2.78** | **10,132** |

Notes:
i. Resources as at May 2009 at 0.5 g/t Au cut-off grade (Allied Gold – 30 June 2009 quarterly report)

# KEY PERFORMANCE METRICS – SIMBERI

| Parameter | Unit | July 2008 to June 2009 Actual | July 2009 to June 2010 Estimate |
|---|---|---|---|
| Waste mined | tonnes | 199,746 | 322,000 |
| Ore mined | tonnes | 1,708,765 | 2,176,000 |
| Ore processed | tonnes p.a | 1,654,149 | 2,080,000 |
| Grade | g/t gold | 1.64 | 1.29 |
| Recovery | % | 83.2 | 88.0 |
| Average Life of Mine | Years | 10+ | 10+ |
| Gold produced | ounces | 72,609 | 80,000 |
| Average cash cost | AUD / oz | 651 | 646 |
| Average cash cost | USD / oz | 490 | 485 |
| Gold sold | ounces | 69,880 | 80,000 |
| Average sale price | AUD / oz | 1,086 | 1,000 [1] |
| Average sale price | USD / oz | 783 | 750 [1] |

- Innovative ore delivery system (aerial rope conveyor)
- Scaleable to accommodate oxide expansion or leverage sulphide circuit (potential)
- Self sustaining approach to logistics and support infrastructure
- Actual capex of A$94 million compared to initial forecast of A$80 million
- First gold pour February 2008 compared to initial forecast of December 2007

*Source: Allied Gold management; [1] Internal budget rate*

# EXPLORATION

Proven exploration record in one of the world's most prospective gold regions provides near term organic production growth

| | |
|---|---|
| **Simberi Island (PNG)** | • World class exploration cost per oz for recent resource upgrades (US$2–12/oz)<br>• Tripling of resource ounces since acquisition by Allied Gold<br>• Track record in delivering ounces |
| **Tatau & Big Tabar Islands (PNG)** | • Adjacent to Simberi Island and subject to JV arrangements with Barrick Gold Corporation (TSX listed)<br>• In March 2009 Barrick committed to:<br>→ Minimum expenditure of A$2 million in the first 2 years<br>→ Sole fund A$8 million within 4 years to earn a 51% interest, increasing to 70% if it spends a further A$12 million in next 4 year period<br>→ Complete forfeit of its interest if it withdraws before earning a 51% interest |
| **Mapimi (Mexico)** | • Exploration licence covering 3,938 Ha in Durango state, Mexico |

# 2. BACKGROUND ON ASG

# OVERVIEW OF ASG

| Focus | Key attributes |
|---|---|
| Corporate | • ASG is a company incorporated in Queensland, Australia under the Corporations Act 2001 (Commonwealth) and listed on the Toronto Stock Exchange (ticker SGA) |
| Development | • Principal asset is the Gold Ridge mine (100%) located in the Solomon Islands<br>• Gold Ridge produced ~210 koz gold from August 1998 to June 2000, but was closed in 2000 due to civil unrest<br>• ASG acquired the Gold Ridge project in May 2005 from American Home Assurance Company (***AHAC***) and has since obtained all necessary approvals for its re-development<br>• Capital costs associated with the mine's re-development are ~US$125m (including US$15.3m estimate for mining fleet costs) |
| Exploration | • 1,000 metre drill programme proposed to test for updip extensions of the mineralisation discovered beneath the Charivunga Gorge |

*Source: ASG website; Company announcements*

# SOLOMON ISLANDS

**Country overview**

- Located east of PNG, consists of nearly 1,000 separate islands. Capital is Honiara on the island of Guadalcanal
- A former British Colony, remains a member of the Commonwealth
- Self-government achieved in 1976 and independence two years later
- Common law legal system and modern Mining Act 1990

**Political Status**

- Australian-led Regional Assistance Mission to the Solomon Islands (***RAMSI***) established in June 2003 at the request of the Solomon Islands Government
- In December 2007 the Parliament elected Dr. Derek Sikua (former Minister for Education) as Prime Minister, replacing Manesseh Sogavare who lost a vote of no confidence in Parliament
- Dr Sikua has emphasised his commitment to rural development, reconciliation and re-engaging with donors

# GOLD RIDGE PROJECT

- The Gold Ridge mine is located on Guadalcanal in the Solomon Islands
- Formerly producing mine – operated from August 1998 to June 2000, producing ~210 koz gold
- ASG acquired the project in May 2005 and completed a Feasibility Study in April 2007
- Re-development has been delayed by obtaining the necessary debt and equity financing


GOLD RIDGE
GUADALCANAL
GOLD RIDGE
PAPUA NEW GUINEA
OK TEDI
PORGERA
LIHIR
PANGUNA
SOLOMON ISLANDS
GOLD RIDGE
MISIMA
REPUBLIC OF VANUATU
FIJI
EMPEROR
NEW CALEDONIA
PACIFIC
OCEAN
AUSTRALIA
WAIHI
NEW ZEALAND

*Source: ASG website; ASG public announcements*

# RESERVES & RESOURCES

| Category | Tonnes | Gold grade | Contained metal |
|---|---|---|---|
| Unit | Mt | g/t | Moz |
| **Reserves** | | | |
| Proven | - | - | - |
| Probable | 19.6 | 1.82 | 1.14 |
| **Total** | **19.6** | **1.82** | **1.14** |
| **Resources** | | | |
| Measured | 5.9 | 1.89 | 0.35 |
| Indicated | 23.6 | 1.67 | 1.23 |
| Inferred | 8.3 | 1.80 | 0.46 |
| **Total** | **37.8** | **1.68** | **2.04** |

- The resources at Gold Ridge were largely proved through test work conducted by Ross Mining between 1994 and 1998

Notes:
i. All figures relate to Gold Ridge
ii. Reserves as of April 2007, Resources as of September 2009
iii. Resources are inclusive of Reserves at a cut-off grade of 0.8 g/t

*Source: ASG announcements*

# FEASIBILITY STUDY (CONDUCTED BY ASG)

| | |
|---|---|
| **Status** | • Feasibility study completed in April 2007<br>• Capital and operating costs updated in February 2009, undertaken by GR Engineering Services Pty Ltd (***GRES***) |
| **Mining method** | • Production schedule 2.5 Mtpa at 1.9 g/t average over a 7 year mine life<br>• Four open pits, LOM strip ratio 1.55 : 1 |
| **Permits** | • Fully permitted |
| **Capital costs** | • Total pre-production capital cost estimate US$125m (including mining fleet but excluding overheads and financing costs)<br>• Minimal expenditure to date due to lack of financing approvals |
| **Operating costs** | • Operating cash costs of US$506/oz over LOM<br>• Lower cash costs of US$452/oz in years 1 – 3 |
| **Production** | • Average production of 124,000 oz gold p.a. over LOM<br>• 136,000 oz gold p.a. years 1 – 3<br>• First production expected in 1Q 2011 (delayed due to lack of financing) |

*Source: ASG website; ASG public announcements*

# 3. TRANSACTION RATIONALE

# RATIONALE FOR THE TRANSACTION

The merger will deliver significant benefits for both Allied Gold and ASG shareholders, including:

1. **Emerging producer in prospective Pacific Rim region**
2. **Diversified portfolio of operating, development and exploration assets**
3. **Enhanced production profile**
4. **Larger reserve and resource base**
5. **Capability to develop the Gold Ridge project**
6. **Material operating synergies**
7. **Increased investor relevance**

# 1 EMERGING PRODUCER IN PACIFIC RIM


TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Wild Dog
Ok Tedi
Wafi
Panguna
Tolukuma
Gold Ridge
Misima
Vatukoula
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS

- The combined company will control two material gold mines in the highly prospective Pacific Rim region, along the "Ring of Fire"

# 2 MORE DIVERIFIED ASSET PORTFOLIO

The merger of Allied Gold and ASG will create a larger, more diversified gold production and exploration company with material mining interests in the Pacific Rim. The combined group will have the following near term production and development assets:

| Project | Location | Status | Resources (Moz) | Capital cost est. | Est. Production (koz p.a.) | Cash cost target (US$/oz) |
|---|---|---|---|---|---|---|
| **Simberi Oxide** | PNG | Production | 1.4 | n/a | 80 | 375 |
| **Oxide Expansion** | PNG | Expansion | As above | US$25m | 20 | As above |
| **Simberi Sulphide** | PNG | Development (Pre-Feasibility) | 3.3 | US$100m | 100 | 475 |
| **Gold Ridge** | Solomons | Feasibility | 2.0 | US$125m | 124 | 468 |

** Assumes USD/AUD exchange rate of 0.85*

# 3 ENHANCED PRODUCTION PROFILE

The new company will have an attractive portfolio of projects at different levels of development, providing the foundation for long-term, sustainable production growth

The new company is expected to produce > 300,000 oz gold p.a. from 2013 from current projects



Gold production (koz)
400
300
200
100
-
2009
2010
2011
2012
2013
Financial year ending 30 June
Gold Ridge Project
Sulphide Project
Oxide (including expansion)

*Note:*
*i. Gold Ridge production forecasts based on ASG investor presentation, August 2009*
*ii. Oxide, sulphide and other production forecasts based on management estimates, with expansions projects subject to final investment decisions (**FID**), construction and commissioning. Chart assumes Gold Ridge is developed ahead of the Simberi sulphide project. This would be subject to FID.*

# 4 LARGER RESERVE AND RESOURCE BASE

The new company will have combined reserves and resources of 2.3Moz and 6.7Moz gold respectively

**Pro Forma Reserves (Combined, mil oz)**


1.1
1.1
2.3
Simberi
Gold Ridge
Combined

**Pro Forma Resources (Combined, mil oz)**


4.7
2.0
6.7
Simberi
Gold Ridge
Combined

*Source: Latest company reserve and resource reports*

# 5 CAPABILITY TO DEVELOP GOLD RIDGE

- To date, re-development of the Gold Ridge project has been constrained by ASG's inability to obtain necessary financing
- As a result of these delays, ASG now expects first production to commence in 1Q 2011
- The new company will be better positioned to ***deliver*** the development of this project, due to:
  - ✓ Allied Gold's operational experience and track record in commissioning new mines in remote locations
  - ✓ The new company's greater access to capital

**Allied Gold's key achievements at Simberi:**

- Resources more than tripled since acquisition
- Fully commissioned greenfield operation in logistically challenging environment
- Capital costs controlled in rising cost environment
- First production within 2 years of FID
- Strong relationships forged with local community
- Project finance facility fully repaid ahead of schedule

## 6 MATERIAL OPERATING SYNERGIES

The new company will benefit from material cost synergies, including rationalisation of corporate costs, savings in transport costs and procurement savings

| Source | Description |
| --- | --- |
| Corporate | • Rationalisation savings from combining two listed companies into one<br>• Reduced head office and administration costs |
| Transport | • Logistics and transport savings from having two operations in close proximity in the Pacific Rim region |
| Procurement | • Procurement savings from greater purchasing power and economics of scale |
| Exploration | • Combined exploration teams and expertise<br>• Focus on most attractive prospects |

*Note: This assumes 100% acquisition of ASG by Allied Gold*

# 7 INCREASED INVESTOR RELEVANCE

**Mid-cap Asia Pacific Gold Producers (koz, F11e)**



Lihir 1,091
New Allied Gold (F13e) 350
Avocet 320
OceanaGold 275
Sino Gold 272
CGA Mining 206
Kingsgate 196
New Allied Gold (F11e) 165
Archipelago 120
Allied Gold 100
Medusa 100
Intrepid 80
ASG 65
Olympus Pacific 60

- Pro forma market capitalisation of approximately A$300m
- Global investor base
- Intention to seek TSX listing broadening international share register
- Potential index inclusions
- Increased trading liquidity
- Access to funding from wide range of sources
- Favourable production profile relative to listed Asia Pacific peer group

*Note: Chart includes selected listed producers with major mining operations in the Asia Pacific region and F11e production >50koz (gold only). Figures have been calendarised to 30 June for comparative purposes. Data sourced from company reports, consensus broker estimates and Allied Gold management estimates*

# 4. TRANSACTION DETAILS

# OFFER DETAILS

- ASG shareholders will receive 0.85 Allied Gold shares for every ASG share they own
- Offer unanimously recommended by the independent directors of ASG in absence of superior proposal
- 50.1% minimum acceptance condition and other customary conditions including no objection from the Solomon Islands Government
- Pre-Bid Agreement signed with RCF who control around 49%
- Offer Period to be 45 days with Allied Gold expecting to secure majority control of ASG by mid-November (subject to satisfaction of offer conditions)
- Allied Gold to seek to list on the TSX
- Allied Gold advised by Gresham Partners, Clayton Utz and Wildeboer Dellelce LLP

# OFFER VALUE AND PREMIUM

- ASG shareholders will receive 0.85 Allied Gold shares for every ASG share they own
  - → Values ASG at A$56.3m or C$52.3m[1]
  - → ASG shareholders will own c. 19% of shares in the combined company[2],
  - → ASG shareholders will share in the transaction benefits and synergies
- This implies a value of C$0.40 per ASG share based on the closing price of Allied Gold shares on 16 September 2009 and an exchange rate of A$1 = C$0.93
- The Offer represents a premium to ASG's recent trading levels, as shown on right



Implied Offer* = C$0.40
+9%
0.370
+32%
0.305
+35%
0.299
+34%
0.300
Last close (as of 15 Sep 09)
5-day VWAP (as of 15 Sep 09)
1-month VWAP (as of 15 Sep 09)
Recent issue price for capital raisings

*[1] Based on Allied Gold's closing share price of A$0.51 on 16 September 2009 and A$1:C$0.93; [2] Assumes 100% acquisition*
** Based on Allied Gold closing share price as at 16 Sep 2009 and ASG closing share price on 15 Sep 2009*

# PRO FORMA FINANCIALS

| (A$m, 30 June y/e) | Allied Gold | ASG | Combined |
|---|---|---|---|
| ***Financial performance*** | | | |
| Revenue | 77.5 | - | 77.5 |
| EBITDA (adj.) | 14.6 | (3.3) | 11.3 |
| PBT (adj.) | (7.0) | (14.4) | (21.4) |
| Operating cash flow | 21.6 | (2.6) | 18.9 |
| ***Capitalisation*** | | | |
| Share price (local ccy) | A$0.51 | C$0.37 | A$0.51 |
| Shares (ordinary) | 472.6 | 129.8 | 583.0 |
| Market cap (A$m) | 241.0 | 51.6 | 297.3 |
| Cash (A$m) | 20.5 | 8.1 | 28.6 |
| Borrowings (A$m) | 5.9 | - | 5.9 |

*Notes:*

*i. Assumes 100% acquisition*
*ii. EBITDA and PBT normalised for non-recurring items*
*iii. ASG income statement data represents 12 month period ended 31 Mar 09*
*iv. No adjustments made for potential synergies*
*v. Share prices as at 16 Sep 09 for Allied Gold and 15 Sep 09 for ASG (last traded prices)*
*vi. Assumes a AUD/CAD exchange rate of 0.930*
*vii. Combined shares on issue reflects the Offer share exchange ratio of 0.85*
*viii. Cash and borrowings as at 30 Jun 09 for Allied Gold and 31 Mar 09 for ASG, adjusted for July share placement*
*ix. Allied Gold borrowings reflect finance lease liabilities and do not include any bank debt*

# BOARD RECOMMENDATION

- The Independent Directors[1] of ASG unanimously support the Offer and intend to recommend that ASG shareholders accept the Offer in the absence of a superior proposal
- Subject to a superior proposal, all of the Independent Directors of ASG intend to accept the Offer in respect of all ASG shares each Director holds or controls
- ASG has received a fairness opinion from Gryphon Partners confirming the Offer is fair from a financial point of view
- Allied Gold and ASG have entered into an Implementation Agreement in relation to the Offer and which includes customary deal protections including A$300,000 break fee

[1] *Excludes the RCF representatives on the ASG Board*

# PRE-BID AGREEMENT

- Allied Gold has entered into a Pre-Bid (Lock-up) Agreement with Resource Capital Fund III L.P. (***RCF***)
- Under the agreement:
  - → RCF must accept the Offer within 3 business days in respect of shares totalling 19.9% of issued capital
  - → If a superior proposal emerges and RCF withdraws its shares it will pay A$1.0m to Allied Gold
- RCF has also said it will accept the Offer for the balance of its holding (a further 29%) within 3 business days and will not withdraw these shares from the Offer unless there is a superior proposal
- RCF will become a c.9% shareholder in Allied Gold if the transaction proceeds
- Pre-Bid Agreement provides certainty to Allied Gold in reaching majority control of ASG, subject to satisfaction of its offer conditions

# TSX LISTING

- Allied Gold has been investigating potential TSX listing
- Undertaken preliminary steps in connection with a listing application, including Technical Report (43-101)
- Listing subject to fulfilling listing requirements of the TSX
- No assurance that listing on TSX will occur
- Ex-ASG Canadian shareholders will benefit from security tradeable in home market if listing achieved
- TSX Listing will provide enhanced access to North American capital markets
- Allied Gold to maintain listings on ASX and AIM

# KEY DATES

| Item | Date |
|---|---|
| **Takeover Offer Announced** | 17 September |
| **Bidder's Statement lodged with ASG (and ASIC)**<br>• *Pursuant to the Corporations Act in Australia* | Expected within 1 week |
| **Bidder's Statement / Bid Circular distributed to ASG shareholders**<br>• *Pursuant to Corporations Act, TSX listing rules and Canadian securities laws* | 14 days after Bidder's Statement lodged with ASIC[1] |
| **Offer open for acceptance** | Upon Bidder's Statement / Bid Circular being sent to ASG shareholders |
| **Date for notice of status of conditions (under Corporations Act)**<br>• *Expected date for Allied Gold to acquire control of ASG (subject to offer conditions being satisfied or waived)* | 35 days after Offer opens |
| **Offer close date**<br>• *Able to be extended by Allied Gold* | 42 days after Offer opens |

[1] *Unless consent obtained for earlier dispatch*

# KEY CONTACTS

For enquiries in connection with this presentation please contact:

**Allied Gold Limited**

Frank Terranova, Executive Director
T: +61 7 3252 5911
M: +61 409 140 894
E: fterranova@alliedgold.com.au

ENDS